Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TEGAL CORPORATION", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF JUNE, A.D. 2011, AT 3:29 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

2545851 8100

AUTHENTICATION: 8836166

110726225

DATE: 06-15-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:31 PM 06/15/2011
FILED 03:29 PM 06/15/2011
SRV 110726225 - 2545851 FILE

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION
OF TEGAL CORPORATION

It is hereby certified that:

1. The name of the Corporation (hereinafter called the "Corporation") is Tegal Corporation.

2. The Certificate of Incorporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article:

"FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Fifty-Five Million (55,000,000) shares, comprised of Fifty Million (50,000,000) shares of Common Stock, par value $0.01 per share, and Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware, each five (5) shares of the Corporation's Common Stock, par value $0.01 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common stock, par value $0.01 per share, of the Corporation (the "Reverse Split"); *provided, however*, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to such fraction multiplied by the average of the high and low prices of the Corporation's Common Stock as reported on The Nasdaq Capital Market for the five trading-day period ending on the last business day before the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware (as adjusted to give effect to the Reverse Split). The designation, powers, preferences and relative, participating, optional or other special rights, including voting rights, qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware."

3. The amendment of the Certificate of Incorporation herein certified was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware. The total number of outstanding shares entitled to vote or consent to this Amendment was 8,444,714 shares of Common Stock. A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment. The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

IN WITNESS WHEREOF, Tegal Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of June 15 , 2011.

Thomas R. Mika
Chairman, President & CEO